UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2022

Commission File Number: 001-41253

Super Group (SGHC) Limited

(Translation of registrant’s name into English)

Super Group (SGHC) Limited

Bordeaux Court, Les Echelons

St. Peter Port, Guernsey, GY1 1AR

Telephone: +44 (0) 14 8182-2939

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Announcement of Commencement of Exchange Offer and Consent Solicitation

On November 10, 2022, Super Group (SGHC) Limited, a non-cellular company limited by shares incorporated under the laws of the Island of Guernsey (the “Company”), announced the commencement of (i) its offer to each holder of its outstanding public warrants, consisting of warrants sold as part of the units in Sports Entertainment Acquisition Corp.’s initial public offering of securities on October 6, 2020 (the “SPAC IPO”) (whether they were purchased in the SPAC IPO or thereafter in the open market) (the “Public Warrants”), each exercisable for one ordinary share of the Company, no par value (“Ordinary Share”), at an exercise price of $11.50 per share, the opportunity to receive 0.25 Ordinary Shares in exchange for each Public Warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”), and (ii) the solicitation of consents (the “Consent Solicitation” and, together with the Offer, the “Offer and Consent Solicitation”) from holders of the Public Warrants and holders of the warrants originally sold as part of the units in a private placement that occurred simultaneously with the SPAC IPO (the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”) to amend the warrant agreement, dated as of October 6, 2020 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent, which governs all of the Warrants (the “Warrant Amendment”). If approved, the Warrant Amendment would permit the Company to (i) require that all outstanding Public Warrants upon the closing of the Offer be converted into Ordinary Shares at a ratio of 0.225 Ordinary Shares per Public Warrant (a ratio which is 10% less than the exchange ratio applicable to Public Warrants tendered in the Offer) and (ii) instruct the warrant agent to cancel each outstanding Private Placement Warrant for no consideration. The Warrant Amendment would permit the Company to eliminate all of the Warrants that remain outstanding after the Offer is consummated.

The Offer and Consent Solicitation are made solely upon the terms and conditions in the prospectus/offer to exchange, dated November 10, 2022 (the “Prospectus/Offer to Exchange”) and other related offering materials that are being distributed to the holders of the Warrants. The Offer and Consent Solicitation will expire at 12:01 a.m., Eastern Standard Time, on December 12, 2022, or such later time and date to which the Company may extend. One of the conditions of the Offer and Consent Solicitation is that (i) holders of at least 50% of then outstanding Public Warrants tender their warrants in the Offer, and thereby consent to the Warrant Amendment, and (ii) holders of at least 50% of the number of then outstanding Private Placement Warrants consent to the Warrant Amendment. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of then outstanding Public Warrants and, solely with respect to any amendment to the terms of the Private Placement Warrants or any provision of the Warrant Agreement with respect to the Private Placement Warrants, the vote or written consent of at least 50% of the number of then outstanding Private Placement Warrants and at least 50% of the number of then outstanding Public Warrants. Tendered Public Warrants may be withdrawn by holders at any time prior to the Expiration Date. The Offer and Consent Solicitation are being made pursuant to a Prospectus/Offer to Exchange dated November 10, 2022, and Schedule TO, dated November 10, 2022. As of November 10, 2022, holders of approximately 22.5% of the outstanding Public Warrants and approximately 59.5% of the Private Placement Warrants have agreed to consent to the Warrant Amendment.

On November 10, 2022, the Company issued a press release announcing the commencement of the Offer and Consent Solicitation. A copy of such press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: November 10, 2022	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated November 10, 2022